Exhibit 99.1

Announcement

Wednesday, 2 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

NOTICE OF ANNUAL GENERAL MEETING

In accordance with the Listing Rules, please see attached the following documents relating to the above, for release to the market:

•	Notice of Annual General Meeting 2025

•	Voting Form

•	Letter to Shareholders

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

2025 Notice of Annual General Meeting 10.00AM (AWST) Thursday, 8 May 2025

Invitation to Shareholders Dear Shareholder I’m delighted to invite you to the 2025 Annual General Meeting of Woodside Energy Group Ltd (Woodside). The hybrid meeting will be held on Thursday, 8 May 2025 at 10.00am (AWST) online and at the Crown Ballroom at Crown Towers, Burswood, Western Australia. If you are unable to join us in person, you can attend online at meetings.lumiconnect.com/300-261-170-058 I encourage all shareholders to lodge a direct vote or directed proxy, and to submit questions in advance of the meeting, even if you plan to attend the meeting in person. Please see pages 17-18 for further details. Creating value Supplying the world with reliable, affordable and lower-carbon energy is one of the great global challenges of our time. Woodside is accepting this challenge by delivering reliable and affordable energy today and investing in lower-carbon opportunities for the future in a way that creates value for our shareholders and positions our business to thrive through the energy transition. My fellow directors and I respect and appreciate the trust which shareholders place in us to make decisions which create value for shareholders and to ensure that, in conjunction with Meg O’Neill and her team, these decisions are executed effectively. We value the opportunity to engage regularly with shareholders and other stakeholders on how we do this. We take a long-term perspective to ensure Woodside can reward our shareholders today while continuing to invest in targeted, strategic opportunities to deliver growth and value creation. This is underpinned by financial discipline guided by our capital allocation framework. We were able to do this in 2024, with record production, world class operational performance and delivering returns to shareholders. We took steps through significant investments to position Woodside for the future, while contributing back to the communities in which we operate through jobs, taxes and direct social investment. Some of the highlights of 2024 are below. Climate We believe that Woodside has a significant role to play in the energy transition. Assessing and approving Woodside’s climate strategy is a key role of the Board. We released our latest Climate Update in February, which summarises how Woodside is continuing to contribute to the energy transition. It also covers how Woodside has performed against our emissions reduction targets, the investments we are making to deliver lower-carbon energy, and our activities to progress carbon, capture and storage. You can read this report at woodside.com/sustainability/environment/climate. Richard Goyder, AO Chair Board succession Another important responsibility of the Board is to ensure that it has the right mix of directors with the skills and experience to lead Woodside and to identify and understand strategic opportunities to deliver growth. This is particularly important given Woodside’s role in meeting the challenge of supplying reliable, affordable and lower-carbon energy. Balance and diversity on the Board is important. Also relevant is continuity and corporate memory underpinning the decisions made by the Board and significant professional experience in our sector, especially given the long-term perspective required by the directors. Woodside has been actively renewing the membership of the Board, and has appointed six directors since 2020. Tony O’Neill, who joined the Board in 2024 after a long career in the resources sector leading sustainability initiatives, is an example of this approach to Board renewal. Tony is also standing for election at this meeting. The three directors offering themselves for re-election or election – Ann Pickard, Ben Wyatt and Tony O’Neill – bring complementary skills which contribute to ensuring that the Board has a balance of expertise, experience and tenure to deliver value for shareholders in the future. I commend Ann, Ben and Tony to you. Further information Thank you for your ongoing interest in Woodside, and I look forward to your participation in our upcoming AGM. There is a lot of information about the AGM in this document. However, if you have any outstanding queries please don’t hesitate to contact the Woodside team, at companyinfo@woodside.com. Richard Goyder, AO Chair AGM news and recent reports and briefings Please keep up to date on our Annual General Meeting at woodside.com/investors. Woodside’s Annual Report 2024, Climate Update 2024 and briefings are also available at woodside.com/investors/reports-investor-briefings. 2    WOODSIDE ENERGY GROUP LTD

2024 Highlights

Financial Highlights

NET PROFIT AFTER TAX (NPAT)

$3.6 BILLION

UNDERLYING NPAT OF $2.9 BILLION[1]

EBITDA[1]

$9.3 BILLION

PEER-LEADING 70% EBITDA MARGIN[2]

DIVIDENDS DETERMINED

$2.3 BILLION

122 US CENTS PER SHARE FULLY FRANKED AND AT TOP END OF PAYOUT RANGE

EARNINGS PER SHARE

189 US CPS

DRIVEN BY STRONG BUSINESS PERFORMANCE

Strategic Highlights

RECORD ANNUAL PRODUCTION OF 194 MMboe

~530 Mboe/day, underpinned by outstanding Sangomar performance[3]

ACHIEVED WORLD-CLASS RELIABILITY OF 97.8%

At operated LNG assets including Pluto LNG and NWS Project

EXECUTION OF MAJOR GROWTH PROJECTS

Scarborough Energy Project 80% complete[4]

COMPLETED ACQUISITIONS

Uniquely placed to deliver significant long-term value

Climate Highlights



ON TRACK TO ACHIEVE SCOPE 1 AND 2 TARGETS

Net equity Scope 1 and 2 greenhouse gas (GHG) emissions reduction of 14% from starting baseline[5,6]

Implemented or sanctioned projects in 2024 expected to achieve 3.1 Mt CO_2-e tonnes of emissions reductions[7]



MATERIAL PROGRESS TOWARDS ACHIEVING SCOPE 3 TARGETS

$2.5 billion invested in new energy and lower-carbon services[8]

Beaumont New Ammonia Phase 1 has potential to abate up to 1.6 Mtpa CO-2_e of customer emissions[9]

Social Highlights

LOCAL CONTENT BENEFITS

$7.9 BILLION

SPENT ON GOODS AND SERVICES GLOBALLY IN 2024

TAX PAYMENTS

A$4.1 BILLION

PAID IN TAXES, ROYALTIES AND LEVIES TO AUSTRALIAN GOVERNMENTS

SOCIAL CONTRIBUTION

A$35.4 MILLION

TOTAL SOCIAL CONTRIBUTION SPEND GLOBALLY IN 2024

1. Non-IFRS financial measure.
2. Source: FactSet (accessed 18 February 2025). Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside.
3. Production excludes fuel consumed in operations. 2024 production includes 1.2 MMboe of feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
4. Scarborough Energy Project completion percentage excludes Train 1 modifications. As of 31 January 2025.
5. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
6. Net equity emissions for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base.
7. Greenhouse gas quantities are estimated using engineering judgement by Woodside engineers.
8. Reflects the cumulative spend from 2021 to year-end 2024. 80% of the Beaumont New Ammonia acquisition cost of $2.35b is included in the cumulative spend to year-end 2024, with the remaining 20% to be paid at completion of the project.
9. Production of lower-carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil's CCS facility becoming operational.

2025 NOTICE OF ANNUAL GENERAL MEETING 3

1 Notice of Annual General Meeting Notice is given that the 2025 Annual If it becomes necessary or appropriate to make changes to the AGM arrangements, shareholders will General Meeting (AGM) of Woodside Energy be given as much notice as possible. Any updates Group Ltd (Woodside) will be held on to the AGM arrangements will be published on Woodside’s website and lodged with the ASX and NYSE. Thursday, 8 May 2025 at 10.00am (AWST). The Explanatory Notes and Notes relating to Voting and Shareholders are invited to attend the AGM Attendance form part of this Notice of Meeting. at the Crown Ballroom at Crown Towers, Burswood, Western Australia and online at meetings.lumiconnect.com/300-261-170-058 4 WOODSIDE ENERGY GROUP LTD

2 Items of business 1. Financial Statements and Reports 4. Approval of Grant of Executive Incentive To receive and consider the Financial Report of Woodside Energy Scheme Awards to CEO & Managing Director Group Ltd and the reports of the directors and auditor for the year To consider and if thought fit to pass as an ordinary resolution: ended 31 December 2024. That approval is given for the purposes of ASX Listing Rule 10.14 2. Election and Re-election of Directors and for all other purposes, for the grant of Restricted Shares and Performance Rights to the CEO and Managing Director, Ms Meg To consider and if thought fit to pass as separate ordinary O’Neill, on the terms set out in the Explanatory Notes in the Notice resolutions: of Meeting. (a) To re-elect Ms Ann Pickard as a director; (b) To re-elect Mr Ben Wyatt as a director; and 5. Renewal of Proportional Takeovers provision (c) To elect Mr Tony O’Neill as a director. To consider and if thought fit to pass as a special resolution: That the proportional takeover provisions contained in Schedule 1 3. Remuneration Report of Woodside’s Constitution be renewed for a period of three years from the date of this meeting. To consider and if thought fit to pass as an ordinary resolution: Resolutions 2, 3, and 4 are ordinary resolutions. Ordinary The Remuneration Report for the year ended 31 December 2024 is resolutions require a simple majority of votes cast by shareholders adopted. entitled to vote on the resolution. Note: The vote on this resolution is advisory only and does not bind Resolution 5 is a special resolution which requires a majority of the directors or Woodside. at least 75% of votes cast by shareholders entitled to vote on the resolution. By order of the Board. Damien Gare Vice President and Group Company Secretary 2 April 2025 2025 NOTICE OF ANNUAL GENERAL MEETING 5

3 Explanatory Notes Item 1. Item 2. Financial Statements and Reports Election and Re-election of Directors The Corporations Act 2001 (Cth) (Corporations Act) requires Items 2(a) and 2(b) seek approval for the re-election of Ms Ann Woodside to lay its financial report and the reports of the directors Pickard and Mr Ben Wyatt, who are retiring by rotation under Rule and auditor for the last financial year before the AGM. These reports 75(a) of Woodside’s Constitution. This Rule states that a director form part of Woodside’s 2024 Annual Report, which is available on (other than the Managing Director) must retire from office at the our website at woodside.com/investors/reports-investor-briefings third AGM after the director was elected or most recently re-elected. Accordingly, Ann and Ben, being eligible, seek re-election as directors. This item does not require a vote, but shareholders as a whole will be given a reasonable opportunity to ask questions and to make Item 2(c) seeks approval for the election of Mr Tony O’Neill who was comments on the reports and the management of Woodside. appointed to the Board after the 2024 AGM. Being eligible, Tony offers himself for election as a director. Woodside’s auditor, PricewaterhouseCoopers (PwC), will also be present at the meeting and shareholders as a whole will be given a reasonable opportunity to ask the auditor questions about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies adopted by Woodside in relation to the preparation of its financial statements and the independence of the auditor in relation to the conduct of the audit. 6 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

Item 2(a).



Ann Pickard

INDEPENDENT NON-EXECUTIVE DIRECTOR

Tenure

Appointed as an independent non-executive director in February 2016

Board committee membership

Chair of the Sustainability Committee
Member of the Human Resources & Compensation and Nominations & Governance Committees

Current appointments

Non-executive director of Noble Corporation Plc (since 2021)
Non-executive director of KBR Inc (since 2015)
Member of the University of Wyoming Foundation Board

Country of residence

USA

Career

Ann Pickard has over 30 years' experience in managing and leading oil and gas operations.

Ann joined Shell in 2000 and held a number of senior executive positions including as the Director, Global Business and Strategy and as a member of the Shell Gas & Power Executive Committee. She was country Chair for Shell's extensive Australian operations from 2010 until her retirement from Shell in 2016.

Prior to joining Shell, Ann spent 11 years with Mobil before its merger with Exxon in 1999.

Relevant skills and experience

BA, MA

Ann has a deep knowledge and understanding of the international energy industry, complemented by her significant experience leading a large and diverse energy business in Australia. She is a critical and strategic thinker, with considerable global operational experience in numerous jurisdictions, which is valued by the Board.

Ann has significant expertise and experience in risk management, with a particular focus on and commitment to strong health and safety management and performance. This is a priority of the Board. She is also well versed in the assessment and management of the risks and opportunities associated with the energy transition, the evolving and dynamic expectations of shareholders and stakeholders, and the implementation of technology to address climate risk. Ann has a long-standing involvement in the international, regulatory and economic response to climate change, having been involved in this topic since the first COP in Berlin in 1995. She has been a strong industry voice for emissions reduction by improved flare and methane management.

Ann's credentials and experience in project management, and the associated creation and protection of shareholder value, have been important to the Board since her appointment as a director in 2016. Since then, Ann has been actively involved in major strategic decisions such as final investment decisions for Sangomar and the Scarborough Energy Project, and the merger with BHP Petroleum in 2022. She brings this deep knowledge and history with Woodside to the Board's ongoing consideration of future opportunities.

Ann has reconfirmed that she has sufficient time to meet her responsibilities as a director of Woodside.

Recommendation

Following the annual review of the performance of directors conducted by the Board, the Board (with Ann abstaining) recommends the re-election of Ann as a director given Ann's considerable contribution to the Board through her significant industry experience as well as her deep expertise in health and safety, sustainability and risk management. The Board values Ann's stewardship of the Sustainability Committee and her extensive knowledge of Woodside formed during her tenure on the Board. Ann's broad skills and strong understanding of sustainability issues are an asset to the Board.

The Board has considered Ann's independence, having regard to her tenure, and is satisfied that she remains independent. In making this determination, the Board has had regard to Ann's conduct throughout her tenure and the independence of thought that she brings to bear on all issues before the Board. The Board has also considered the current range of directors' tenures and, given that half of the directors have joined Woodside since 2021, believes that there is significant value for shareholders in retaining Ann's depth of experience and corporate knowledge.


Conducting our business sustainably
underpins our strategy to thrive
through the energy transition.

2025 NOTICE OF ANNUAL GENERAL MEETING 7

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

Item 2(b).



Ben Wyatt

INDEPENDENT NON-EXECUTIVE DIRECTOR

Tenure

Appointed as an independent non-executive director in June 2021

Board committee membership

Chair of the Audit & Risk Committee

Member of the Human Resources & Compensation and Nominations & Governance Committees

Current appointments

Non-executive director of Rio Tinto Ltd (since 2021)

Non-executive director of West Coast Eagles (since 2021)

Non-executive director of Telethon Kids Institute (since 2021)

Non-executive director of Perth International Arts Festival (since 2021)

Country of residence

Australia

Career

Ben Wyatt served in the Western Australian Legislative Assembly for 15 years.

He was the Western Australian Treasurer from 2017 to 2021 and had ministerial responsibility for Finance, Energy, Aboriginal Affairs and Lands at various stages of his Parliamentary career. Additionally, Ben held various shadow cabinet portfolios including Shadow Treasurer (2008 to 2017) and responsibility for Native Title and the Pilbara.

Prior to entering Parliament, Ben practised as a lawyer in both private practice and with the Western Australian Office of the Director of Public Prosecutions and served as a Commissioned Officer in the Australian Army Reserve.

Relevant skills and experience

LLB, Msc

Ben brings extensive public policy, regulatory and international trade experience to the Board. He has a keen understanding of the economic and regulatory factors which influence Woodside's business. Ben's understanding of financial and commercial matters together with his perspectives on geopolitical issues is greatly valued by the Board.

Ben has significant skills in and knowledge of community relations and Indigenous Affairs. He is well-informed on a broad range of stakeholder views and interests, and is a skilled and effective communicator.

Ben leverages his significant leadership experience in the public and private sectors to ensure robust and effective decision making by the Audit & Risk Committee. As the Committee's Chair, he promotes high standards of corporate governance and risk management.

Ben has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside.

Recommendation

Following the annual review of the performance of directors conducted by the Board, the Board (with Ben abstaining) recommends the re-election of Ben as a director. Ben's contribution as a Board member and Chair of the Audit & Risk Committee is highly regarded by the Board and his considerable financial and regulatory expertise are valuable additions to the Board.


Our disciplined investment decisions and world-class project delivery are rewarding our shareholders and driving future growth and value.

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Item 2(c).



Tony O'Neill

INDEPENDENT NON-EXECUTIVE DIRECTOR

Tenure

Appointed as an independent non-executive director in June 2024

Board committee membership

Member of the Audit & Risk, Sustainability and Nominations & Governance Committees

Current appointments

Tony is a fellow of the Royal Academy of Engineering (UK) and the Institute of Materials, Minerals and Mining (UK)

Country of residence

Australia and United Kingdom

Career

Tony O'Neill joined Anglo American in 2013 and retired in 2022 as Group Technical Director. He served on the boards of a number of Anglo American subsidiaries including Anglo American Plc, Anglo American Platinum and De Beers.

During the course of his career, Tony has been involved in many technology ventures and resource industry sustainability initiatives.

Relevant skills and experience

BAS (Mining Technology), MBA

Tony brings extensive international business experience across a broad range of jurisdictions and has delivered transformational projects during his executive career. He has deep experience developing and executing capital projects and undertaking business development activities.

Tony's broad experience is invaluable as Woodside continues to deliver world-class project execution and operational excellence while building a diverse, value accretive portfolio of assets.

Tony brings a very broad skillset encompassing expertise in technology, digital and innovation, and new energy. He has specific experience and understanding of identifying and delivering lower-carbon services, the identification and implementation of energy from renewable sources, and cybersecurity.

Tony's strategic perspectives and focus on operational excellence enhance the operation of the Board.

Tony has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside.

Recommendation

Prior to his appointment to the Board, Woodside undertook appropriate checks into Tony's background, experience and suitability.

The Board considers that Tony brings the skills and experience to assist the Board with Woodside's role in the energy transition as well as bringing expertise in lower-carbon and innovation strategy. Tony's international and mining industry experience is an asset to the Woodside Board.

For the reasons set out above, the Board (with Tony abstaining) recommends the election of Tony as a director.


As the energy transition progresses we will continue to deliver affordable, reliable energy and progress lower-carbon projects.

2025 NOTICE OF ANNUAL GENERAL MEETING 9

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

Item 3.

Remuneration Report

A resolution for adoption of the 2024 Remuneration Report is required to be considered and voted on in accordance with the Corporations Act.

The 2024 Remuneration Report details Woodside's policy on the remuneration of non-executive directors, the CEO and other senior executives and is set out on pages 118-144 of the Annual Report 2024.

The vote on the adoption of the 2024 Remuneration Report resolution is advisory only and does not bind the directors or Woodside. However, the Board will take the outcome of the vote into consideration when reviewing Woodside's remuneration practices and policies.

Shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the 2024 Remuneration Report.

Recommendation

The Board recommends that shareholders vote in favour of adopting the 2024 Remuneration Report.

Item 4.

Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director

Woodside is seeking shareholder approval for the proposed grants of Restricted Shares and Performance Rights to the CEO & Managing Director, Ms Meg O'Neill, under the Woodside Executive Incentive Scheme (EIS). The EIS remunerates executives (including the CEO) for delivering results against measurable criteria linked to safe, efficient operations, implementation of our strategic plan, delivery of sustainable business priorities and an effective financial structure. The EIS delivers an award to executives which is linked to annual individual and corporate performance, and is designed to be simple and transparent.

The Restricted Shares and Performance Rights proposed to be granted to Meg under Item 4 form part of her remuneration for 2024.

WHY IS SHAREHOLDER APPROVAL BEING SOUGHT?

ASX Listing Rule 10.14 requires that shareholder approval be obtained for the acquisition of securities by a director under an employee incentive scheme. Meg is covered by ASX Listing Rule 10.14.1 because she is Woodside's Managing Director.

Shareholder approval is only required under ASX Listing Rule 10.14 if new shares may be issued to a director and not if shares are required to be purchased on-market. Woodside's usual practice is to purchase shares on-market for the purposes of allocating Restricted Shares and to satisfy the vesting of any Performance Rights that vest. However, shareholder approval is sought in the interests of transparency and good governance, and to preserve the flexibility for the Board to determine whether shares allocated to Meg under the EIS will be purchased on-market or issued.

Structure of CEO's remuneration at Woodside

The structure of the CEO's remuneration is a combination of:

- Fixed annual reward (FAR), and
- Variable annual reward (VAR), which is delivered under the EIS.

The CEO's VAR is based on performance against Woodside's Corporate Scorecard and her individual key performance indicators (KPIs) for the performance year and the Board has a discretion to make adjustments that it considers appropriate.

Following the Board's performance assessment, the VAR outcome is determined and the award is delivered in different components, as set out in the following table:

CEO EIS structure


PERFORMANCE RIGHTS[1]
30%
Subject to 5-year relative total shareholder return (RTSR) performance
RESTRICTED SHARES[1]
30%
Subject to a 5-year deferral period
RESTRICTED SHARES[1]
10%
Subject to a 4-year deferral period
RESTRICTED SHARES[1]
10%
Subject to a 3-year deferral period
CASH
20%
Performance Year[2]
Year 1
Year 2
Year 3
Year 4
Year 5

1. Allocated using a face value methodology.
2. The cash component is payable following the end of the 12-month performance year. Restricted Shares and Performance Rights are allocated following the end of the 12-month performance year.

The structure of the EIS awards has been designed to deliver three key objectives: executive engagement, alignment with the shareholder experience and strategic fit. The VAR aligns shareholder and executive remuneration outcomes by ensuring a significant portion of CEO remuneration is at risk, while rewarding performance across short, medium and longer-term horizons. Scorecard KPIs reflect both operational performance and Woodside's performance against implementation of our strategic plan and delivery of sustainable business priorities including against our climate plans and safety commitments.

Meg's current total remuneration package is:

FAR (inclusive of superannuation)	A$2,600,000
VAR	Target opportunity is 280% of FAR. The CEO can receive up to a maximum of 420% of FAR, subject to performance

For 2024, the Board determined to award Meg a VAR of A$8,494,000 which represents 81.8% of Meg's maximum EIS opportunity. Details of the Corporate Scorecard outcomes, KPIs that applied to Meg's VAR for 2024 and the performance achieved against these KPIs, are detailed in the Remuneration Report. Her individual performance is shown in Table 4 set out on page 130 of the Remuneration Report.

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Restricted Shares proposed to be granted to Meg O'Neill

As shown above, fifty percent (50%) of Meg's VAR for the period 1 January 2024 to 31 December 2024 (equalling A$4,247,000) is proposed to be delivered in the form of Restricted Shares, subject to either a three, four or five-year deferral period. The deferral period for each tranche commences from the allocation date following the Annual General Meeting. A service condition applies during the deferral period and there are no further performance conditions attached to these awards.

It is proposed that Meg will receive 177,117 Restricted Shares. Each Restricted Share is a fully paid ordinary share in Woodside that is subject to a service condition during the deferral period. As the Restricted Shares are part of Meg's remuneration, no amount is payable on the grant or vesting of a Restricted Share.

This element creates a strong retention proposition for the CEO as vesting is subject to employment not being terminated with cause or by resignation during the deferral period. The deferral ensures that awards remain subject to fluctuations in share price across the three, four and five-year periods, which is intended to reflect the sustainability of performance over the medium-term and long-term and to support increased alignment between executives and shareholders.

Woodside has decided to grant Meg Restricted Shares for the deferred component of the VAR because they align her interests with the interests of shareholders by creating an ownership interest in shares, and provide her with an opportunity to receive dividends.

Performance Rights proposed to be granted to Meg O'Neill

Thirty percent (30%) of Meg's VAR will be delivered in the form of Performance Rights (equalling A$2,548,200). It is proposed that Meg will be granted 106,271 Performance Rights as the long-term component of her VAR.

Each Performance Right provides Meg with the opportunity to receive a fully paid ordinary share in Woodside, provided certain vesting conditions are met. As the Performance Rights are part of Meg's remuneration, no amount is payable on the grant of Performance Rights or on allocation of shares if Performance Rights vest. The Board retains discretion to make a cash equivalent payment in lieu of an allocation of shares.

Woodside has decided to grant Meg Performance Rights because they create share price alignment between Meg and shareholders but do not provide the full benefits of share ownership (such as dividend and voting rights) unless the Performance Rights vest.

Vesting conditions applying to the Performance Rights

The Performance Rights will have a 5 year performance period, commencing from the allocation date following the Annual General Meeting. The Performance Rights are divided into two components as follows:

- One third of the Performance Rights are subject to a relative total shareholder return (RTSR) performance condition, which will be tested against the total shareholder return (TSR) over the performance period of companies that comprised the ASX50 as at 1 December 2024, and
- The remaining two-thirds of the Performance Rights are subject to an RTSR performance condition, which will be tested against the TSR over the performance period of the following group of international oil and gas companies.

PEER GROUP OF INTERNATIONAL OIL AND GAS COMPANIES[1]		
APA Corporation (previously Apache Corporation)	Devon Energy	Hess Corporation
Canadian Natural Resources	ENI S.p.A	Inpex Corporation
ConocoPhillips[2]	EOG Resources	Occidental Petroleum
Coterra Energy	Equinor ASA	Santos Ltd

1. A review of the peer group will be conducted in 2025.
2. Marathon Oil Company was acquired by ConocoPhillips in November 2024 and has been removed from the peer group.

Performance is tested after five years as Woodside operates in a capital-intensive industry with long investment timelines.

It is imperative that executives take decisions in the long-term interest of shareholders, focused on value creation across the commodity price cycles of the oil and gas industry. The Board's view is that RTSR is the best measure of long-term value creation across the commodity price cycle of our industry.

Each component is separately tested. The percentage of Performance Rights in each component that vest will depend on the following vesting schedule:

Woodside RTSR percentile position within peer group	Vesting of Performance Rights in the relevant RTSR component
Less than 50th percentile	No vesting
Equal to 50th percentile	50% vest
Between the 50th and 75th percentile	Vesting on a pro-rata basis
Equal to or greater than 75th percentile	100% vest

RTSR performance hurdle vesting

RTSR outcomes are calculated by an external adviser following the end of the performance period. Any Performance Rights that do not vest will lapse and are not retested.

The decision to vest the Performance Rights is subject to the overriding discretion of the Board, which may adjust outcomes if appropriate, including to better reflect shareholder expectations or management performance.

2025 NOTICE OF ANNUAL GENERAL MEETING 11

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURES Other terms of the Restricted Shares and Performance Rights The following table summarises the key terms that apply to the components of VAR delivered as equity to Meg: KEY EIS FEATURES Allocation Restricted Shares and Performance Rights are allocated using a face value allocation methodology. The number of Restricted methodology Shares and Performance Rights has been calculated by dividing the value of the respective components by the volume weighted average price (VWAP) of Woodside’s shares traded on each trading day in December 2024 (being approximately A$23.98). Dividends Meg is entitled to receive dividends on Restricted Shares and exercise voting rights. and voting No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent rights payment will be paid by Woodside for the period between allocation and vesting. The dividend equivalent payment will be paid in cash unless the Board determines otherwise. Meg does not have any voting rights in relation to Performance Rights until shares are allocated following vesting. Clawback The Board has the discretion to reduce vested and unvested entitlements including (among other circumstances) where provisions an executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations; they have engaged in an act which has brought a Group company into disrepute or may negatively impact any Group company’s reputation in a material way; vesting is not justified or supportable; there is a material misstatement or omission in the financial statements; or a significant unexpected or unintended consequence or outcome has occurred. Control The Board has the discretion to determine the treatment of Restricted Shares and Performance Rights on a change of event control event. If an actual change of control occurs during the vesting period for equity awards, unless the Board determines otherwise Restricted Shares will vest in full whilst Performance Rights will vest on a pro-rata basis having regard to the portion of the vesting period elapsed. Cessation of During the vesting period, if Meg resigns (or gives notice of her resignation) or her employment is terminated for cause, all employment Performance Rights will lapse and Restricted Shares will be forfeited (unless the Board determines otherwise). If Meg ceases employment for any other reason and unless the Board determines otherwise: • All Performance Rights will remain on foot and will remain subject to the original terms; and • Restricted Shares will vest in full from a date determined by the Board. Adjustments The Board has discretion to vary the peer group including to consider events that occur prior to vesting (for example, to takeovers, mergers or de-mergers). Performance The Board may also adjust vesting outcomes or include or exclude items that the Board considers appropriate, including Rights to better reflect shareholder expectations or management performance. The Board may grant additional Performance Rights or make adjustments it considers appropriate to the terms of a Performance Right if there is a corporate action by, or capital reconstruction in relation to, Woodside, including any return of capital. Dealing Meg must not deal in her unvested Restricted Shares or Performance Rights prior to vesting, except in limited restrictions circumstances. Woodside CEO and Managing Director Meg O’Neill (centre) and the President of Senegal, His Excellency Bassirou Diomaye Diakhar Faye (centre), together with representatives from the Senegalese Government and Woodside employees on an offshore visit to the Léopold Sédar Senghor FPSO 12 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURES

Other information required by the ASX Listing Rules

- Meg is the only director eligible to participate in the EIS.
- The ASX Listing Rules require this Notice of AGM to state the number and average price of securities received by Meg under the EIS. 785,271 securities have previously been granted to Meg under the EIS, comprising 236,272 Performance Rights and 548,999 Restricted Shares. These securities were granted to Meg as part of her VAR for no cost.
- If Item 4 is approved, the Restricted Shares and Performance Rights will be allocated to Meg as soon as practicable after the AGM and in any event within 12 months of the meeting.
- If Item 4 is not approved, the Board will, acting reasonably, determine the amount and form of the compensation payable to the CEO for the loss of the benefit of the equity component of her VAR award.
- Details of any securities issued under the EIS will be published in Woodside's Annual Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.
- Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the EIS after this resolution is approved and who are not named in this Notice of AGM will not participate until approval is obtained under ASX Listing Rule 10.14.
- No loan will be made by Woodside in relation to the grant of Restricted Shares and Performance Rights to Meg.

Recommendation

The Board (with Meg O'Neill abstaining) recommends that shareholders vote in favour of the grant of Restricted Shares and Performance Rights to the CEO and Managing Director.

Item 5.

Renewal of Proportional Takeovers

Woodside's Constitution contains provisions which prohibit the registration of transfers of shares acquired under a proportional takeover bid unless a resolution is passed by the shareholders approving the bid. As provided in Schedule 1 of Woodside's Constitution, the provisions will cease to have effect at the end of three years after they were last re-inserted (19 May 2022) unless they are renewed prior to that date.

It is proposed that the proportional takeover provisions in the form set out in Schedule 1 of Woodside's Constitution are renewed for a further period of three years from the date of the AGM. A copy of the Constitution is available on Woodside's website.

WHAT IS A PROPORTIONAL TAKEOVER BID?

A proportional takeover bid is one where the takeover offer made by a bidder to each shareholder is only for a proportion of that shareholder's shares in the target company – for example, the bidder only makes a bid for 30% of each shareholder's shares. The specified proportion must be the same in the case of all shareholders.

This means that control of the target company may pass without shareholders having the chance to sell all their shares to the bidder. The bidder may take control of the target company without paying an adequate amount for gaining control.

To address this possibility, a company may include a provision in its constitution that if a proportional takeover bid is made, shareholders must vote on whether to accept or reject the offer and that decision will be binding on all shareholders.

The benefit of the provision is that shareholders are able to decide collectively whether the proportional offer is acceptable in principle and the provision may ensure that any partial offer is appropriately priced.

Effect of the provisions to be included

Under the provisions in Schedule 1 of the Constitution, if a proportional takeover bid is made, the directors will be required to convene a general meeting of shareholders to vote on a resolution to approve the proportional takeover bid. The resolution must be voted on at least 14 days before the last day of the takeover bid period. The vote is decided on a simple majority. The bidder and any associates of the bidder will be excluded from voting.

If the resolution is not passed by shareholders, then the bid will be deemed to be withdrawn and registration of any transfer of shares resulting from the proportional takeover bid will be prohibited. Acceptances will be returned, and any contracts formed by acceptances will be rescinded.

If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Corporations Act and Woodside's Constitution.

If no resolution is voted on at least 14 days before the last day of the takeover bid period, then a resolution to approve the proportional takeover bid will be deemed to have been passed. This effectively means that shareholders may only prohibit a proportional takeover bid by passing a resolution rejecting the proportional takeover bid.

The proportional takeover provisions do not apply to full takeover bids. The renewed provisions will expire after three years, unless again renewed by shareholders by a special resolution. Similar provisions are commonly found in the constitutions of publicly-listed companies on the ASX and are regularly renewed.

If shareholder approval is not obtained for this Item 5, then the provisions in Schedule 1 of Woodside's Constitution will cease to have effect.

Reasons for proposing this Item 5

Part 6.5 of Subdivision 5C of the Corporations Act permits the inclusion of proportional takeover provisions in the Constitution.

The directors consider that shareholders should have the opportunity to vote on a proposed proportional takeover bid. Without the provisions in the Constitution, a proportional takeover bid for Woodside might enable a bidder to obtain control of Woodside without shareholders having the opportunity to dispose of all their shares. Shareholders could be exposed to the risk of being left as a minority in Woodside and the risk of the bidder being able to acquire control of Woodside without payment of an adequate control premium for their shares.

The provisions reduce this risk because they give shareholders the opportunity to decide whether a proportional takeover bid should proceed. If it does proceed, individual shareholders can make a separate decision as to whether they wish to accept the bid for their shares.

2025 NOTICE OF ANNUAL GENERAL MEETING 13

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURES Potential advantages and disadvantages The Corporations Act requires shareholders to be given a statement which retrospectively examines the advantages and disadvantages, for directors and shareholders, of the proportional takeover provisions proposed to be renewed. During the period in which Schedule 1 of the Constitution has been in effect there have been no proportional takeover bids made for Woodside and the rule has therefore not been activated. The directors are not aware of any potential takeover bid that was discouraged by the proportional takeover provisions. The provisions enable the directors to ascertain the views of shareholders on a proportional takeover bid. Apart from this, there is no specific advantage or disadvantage for directors (in their capacity as directors) in renewing the proportional takeover provisions because they remain free to make their own recommendation on whether a proportional takeover bid should be approved or rejected. The potential advantages of the proportional takeover approval provisions for Woodside’s shareholders are: • shareholders have the right to determine by majority vote whether a proportional takeover bid should proceed; • the provisions may assist shareholders to avoid being locked in as a minority; • an increase in shareholders’ bargaining power may assist in ensuring that any proportional takeover bid is adequately priced; and • knowing the view of the majority of shareholders assists each individual shareholder in assessing the likely outcome of the proportional takeover bid and whether to accept or reject an offer under the bid. The potential disadvantages of the proportional takeover approval provisions for Woodside’s shareholders include: • proportional takeover bids for shares in Woodside may be discouraged; • shareholders may have reduced opportunities to sell all or some of their shares at a premium to persons seeking control of Woodside and any takeover speculation element in Woodside’s share price may also be reduced; • the chance of a proportional takeover bid being successful may be reduced; and • the provisions may be considered an additional restriction on the ability of individual shareholders to deal freely in their shares. The directors consider that the potential advantages for shareholders of the proportional takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful. No knowledge of present acquisition proposals At the date of this notice, no director is aware of a proposal by a person to acquire, or to increase the extent of, a substantial interest in Woodside. Recommendation The Board recommends that shareholders vote in favour of the renewal of the proportional takeover approval provisions in Schedule 1 of Woodside’s Constitution. 14 WOODSIDE ENERGY GROUP LTD

4 Notes relating to Voting and Attendance These notes relating to voting and attendance are important and should be read carefully. 2025 NOTICE OF ANNUAL GENERAL MEETING 15

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

1. Attending the Annual General Meeting

Attending the meeting online

Woodside is proud to have shareholders who reside across the globe.

We also know that for some shareholders, attending the AGM in person is not possible due to personal or other circumstances.

The AGM is held as a hybrid meeting to make it as easy as possible for shareholders and proxyholders to attend the AGM and engage with Woodside. Woodside encourages all shareholders and proxyholders to watch, vote, make comments and ask questions in writing and verbally during the AGM in real time using the online platform at: **meetings.lumiconnect.com/300-261-170-058.** A guide for using the online platform is available at **woodside.com/investors.**

The AGM will be recorded and an archive version of the webcast will also be made available on Woodside's website for later viewing.

Attending the meeting in person

Registration desks open from 9.30am (AWST) and refreshments will be served in the Crown Ballroom before the meeting begins. To register you must bring a form of identification or the SRN/HIN for your shareholding.

The health of Woodside's shareholders, employees and other meeting attendees is of paramount importance. We ask that you do not attend the AGM in person if you feel unwell and attend online instead.

All employees, directors and shareholders should be treated fairly and respectfully. We ask our shareholders and other AGM attendees to respect Woodside's values and to be courteous and respectful to others at all times at the AGM. The Chair of the meeting will ensure that the AGM is conducted in accordance with Woodside's values.

2. Security measures

Security measures will be in place for the AGM. All bags will be subject to a security search and bags larger than A4 size must be stored in the cloakroom (and will not be allowed into the AGM room). Please allow time to complete your registration and bag check ahead of the AGM starting.

No filming

Anyone physically attending the AGM is not permitted to film, take photos, record or livestream the AGM. If you do, you may be requested to leave the AGM venue.

? I AM NOT A SHAREHOLDER. CAN I ATTEND OR WATCH THE MEETING?

This is a shareholder meeting and non-shareholders (who are not proxies, corporate representatives or attorneys) are generally not permitted to attend the AGM in person.

Non-shareholders may only be admitted at Woodside's discretion and if they have been pre-registered. If you are a shareholder and require a non-shareholder to accompany you to the AGM, please contact secretariat@woodside.com by 5.00pm (AWST) on Tuesday, 6 May 2025 to apply to register a non-shareholder. Pre-registered guests must present photo identification on arrival at the AGM.

Non-shareholders are warmly invited to watch the live webcast of the AGM online at **meetings.lumiconnect.com/300-261-170-058.**

3. Voting Entitlements

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) the Board has determined that, for the purpose of attending and voting at the meeting, shareholders are those persons who are the registered holders of Woodside shares at 5.00pm (AWST) on Tuesday, 6 May 2025. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

4. Voting Exclusions

Item 3 (Remuneration Report)

Woodside will disregard any votes cast on Item 3:

- by or on behalf of a member of Woodside's key management personnel (KMP) named in the Remuneration Report for the year ended 31 December 2024, or their closely related parties, regardless of the capacity in which the vote is cast, or
- as a proxy by a person who is a member of Woodside's KMP at the date of the AGM or their closely related parties,

unless the vote is cast as proxy for a person entitled to vote on Item 3:

- in accordance with a direction as to how to vote on the Voting Form, or
- by the Chair of the meeting pursuant to an express authorisation to exercise the proxy even though the resolution is connected with the remuneration of Woodside's KMP.

Item 4 (Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director)

Woodside will disregard any votes cast on Item 4:

- in favour of the resolution by or on behalf of Meg O'Neill or her associates, regardless of the capacity in which the vote is cast, or
- as proxy by a person who is a member of the KMP at the date of the AGM or their closely related parties,

unless the vote is cast on Item 4:

- as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or
- by the Chair of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chair decides, even though the resolution is connected with the remuneration of a member of Woodside's KMP, or
- by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
  - the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and
  - the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

16 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

5. Direct Voting prior to the AGM

Woodside encourages shareholders to vote online and to register their direct voting instructions before the meeting.

You can register your voting instructions electronically at investorvote.com.au or by lodging a hard copy Voting Form (see Note 9 for more information).

For your direct vote to be effective, Computershare must receive your Voting Form or electronic voting instructions, by 10.00am (AWST) on Tuesday, 6 May 2025.

Please note that a shareholder who has cast a direct vote may attend the meeting, but their attendance will cancel the direct vote unless they indicate otherwise when registering to enter the meeting.

6. Proxies

All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them.

Appointed proxies must present photo identification on arrival at the meeting.

The proxy does not have to be a Woodside shareholder.

CAN I APPOINT MORE THAN ONE PROXY?

Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. If no proportion is specified, each proxy may exercise half the member's votes.

CAN I APPOINT THE CHAIR AS MY PROXY?

Yes. You may appoint the Chair of the meeting as your proxy. In addition, the Chair of the meeting is deemed to be appointed where a completed Voting Form is submitted but does not contain the name of the proxy or the proxy named in the form does not attend the meeting.

If the Chair of the meeting is appointed, or taken to be appointed, as your proxy, you can direct them how to vote and the Chair of the meeting must act in accordance with the directions.

The Chair of the meeting intends to exercise all available proxies in favour of Items 2(a) to 5 inclusive.

CAN I APPOINT WOODSIDE KEY MANAGEMENT PERSONNEL AS MY PROXY?

Yes. However, in relation to Items 3 and 4, Woodside's KMP (which includes each of the directors and executives named in Woodside's 2024 Remuneration Report) and their closely related parties will not be able to vote as your proxy on Items 3 and 4 unless you tell them how to vote or the Chair of the meeting is your proxy. If you intend to appoint a member of the KMP or one of their closely related parties as your proxy, please ensure that you direct them how to vote on Items 3 and 4 otherwise they will not be able to cast a vote as your proxy on that item (unless they are the Chair of the meeting).

If the Chair of the meeting is or becomes your proxy, but you do not mark a voting box for Items 3 or 4, by completing and submitting the Voting Form you will be taken to have expressly authorised the Chair of the meeting to exercise the proxy as the Chair decides, even though it is connected with the remuneration of the KMP.

7. Appointing an Attorney

If a shareholder wants to appoint an attorney to act on their behalf at the AGM, the appointment must be made by a duly executed power of attorney. The power of attorney must be received by Woodside's share registry, Computershare, by post or fax as set out in Note 9 below by 10:00am (AWST) on Tuesday, 6 May 2025.

8. Appointing a Corporate Representative

Where a shareholder or a proxyholder is a corporation, it can appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting. The appointment may be a standing one. The representative should bring to the meeting evidence of their appointment, including any authority under which the appointment is signed, unless it has previously been given to Woodside.



2025 NOTICE OF ANNUAL GENERAL MEETING 17

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

9. How to Lodge Direct and Proxy Votes

Woodside encourages you to register your direct voting or proxy instructions online at **investorvote.com.au.** Lodging your vote online is a simple, secure and efficient method of providing your instruction.

TO LOG IN TO INVESTOR VOTE:

↳ Go online to **investorvote.com.au**

↳ Enter the Control Number – 184671

↳ Enter your Security Reference Number (SRN) or Holder Identification Number (HIN)

↳ Enter your Australian post code or country of residence, and

↳ Submit your proxy or direct vote.

Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you.

Please complete the hard copy Voting Form in accordance with the instructions on the back of the Voting Form and return it to Computershare Investor Services Pty Ltd:

- by post to GPO Box 242, Melbourne, Victoria, 3001, Australia; or
- by fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia).

To be valid, your electronic voting instructions or Voting Form must be received by 10.00am (AWST) on Tuesday, 6 May 2025.



10. Custodians and Nominees

For Intermediary Online subscribers only (custodians and nominees) please visit **intermediaryonline.com** to submit your voting intentions.

11. Asking Questions

Shareholders as a whole will have a reasonable opportunity to ask questions or make comments at the meeting about the items of business or the management of Woodside.

We encourage shareholders to lodge questions for Woodside in advance of the meeting. The Chair of the meeting will endeavour to address the frequently asked questions during the meeting and in the Chair's address. However, there may not be sufficient time available at the meeting to address all of the questions raised. Please note that individual responses will not be sent to shareholders.

Shareholders can also ask questions in advance of the meeting to Woodside's auditor, PwC, about the content of the auditor's report or the conduct of the audit.

All pre-submitted questions must be received by Woodside by emailing secretariat@woodside.com by 5.00pm (AWST) on Thursday, 1 May 2025.

12. Holders of American Depositary Receipts

If you hold Woodside American Depositary Receipts (ADR), you can watch the meeting online as a guest at **meetings.lumiconnect.com/300-261-170-058.**

To vote, you will need to provide your Voting Instruction Form to the ADR Depositary, Citibank, N.A., by the deadline provided by Citibank. Citibank's contact details can be found on Woodside's website at **woodside.com/investors.**

13. Technical Difficulties

Technical difficulties may arise during the course of the AGM. The Chair of the meeting has discretion as to whether and how the AGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where considered appropriate, the Chair of the meeting may continue to hold the AGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a direct vote or directed proxy by 10.00am (AWST) on Tuesday, 6 May 2025, even if they plan to attend the AGM online.

18 WOODSIDE ENERGY GROUP LTD

5 Location of the Annual General Meeting Crown Ballroom at Crown Towers, Burswood, Western Australia or online at meetings.lumiconnect.com/300-261-170-058 TO OPTUS e tadium S STADIUM iv Dr Crown Terrace tus •eld tadium Op Crown Towers S o VIP t Cam Business Centre h Pool Bar TWR tus at P Crown Op PARKING MAP The Enclave o t Crown Ballroom Epicurean h TO OPTUS Pool Bar Towers at Down to Crown P STADIUM 4 Spa and Gymnasium Crown 3 Crown Green Room Towers Pool Epicurean 2 Meeting Great Lawn 1 Rooms PCO Suite Grand Ballroom Change Rooms Convention Convention Crown Theatre Entry Centre Up to Studios Crown Pavilion The and Theatre Promenade Pool Crown Metropol Down to Kennedy nue Mansions Rolex Box O,ice e Crown Botanicals Crown v The Astral A Paspaley Metropol Promenade n o Pool Poolside The t Nobu Hi-Line Shop ol P6 (FREE) Dr Bar & Grill Market B Anh Hair Gymnasium & Co 1,497 parking bays Bistro Atrium Salon Guillaume Lobby Bu,et e Crown Lounge Merrywell The Tunnel Entry iv Pearl RG Dr Room Metropol Centre k ar Down to Gymnasium P and Pool Casino a i La Víe Casino Entry or t Groove Bar ic V Linneys & Lounge Fusion Keno Burswood Cotta Bar Cafe Train Station Rockpool & Grill Bar Silks Casino 88 Junction Entry Mesh Noodle Grill P1 Undercroft iv e Bar Bar Snax 345 parking bays Riverside Dr Entry •eld P8 (FREE) P4 Riverside TAB 551 parking bays Modo Crown Cam Baccarat Sports Bar (Not available 339 parking P4 bays Mio Room Minq Casino Optus Stadium (Car park (Car closed) Park Entry event days) Temporarily Monet in Paris Closed) Level 2 Monet in Paris Riverside Room atat Le Le Grand Grand Palais Palais Food The Court P2 e Multi-Level Dr iv P3 (FREE) 1,510 parking bays t Bi es or 132 parking bays nue lya R v e CafA é o n ol t eat Eastern Highway TO CROWN TOWERS Gr B Bus Stop e TO CITY TO AIRPORT Entry to Crown Dr iv t Great Eastern Highway es or R Bus Stop Parking Car Closed Park Station Train Bus Taxi ATM Toilets Room Cloak ACROD Parking Changing Places Lifts Escalators Stairs or Locker Guest Rewards Crown Transport and Parking Information Parking Bus and Train Free parking in P3, P6 & P8 Burswood Train Station is located across from Crown. There are also bus stops, marked on the map. 2025 NOTICE OF ANNUAL GENERAL MEETING 19

6 Annexure A Statements pursuant to section 249P of the Corporations Act Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.002% of Woodside’s ordinary shares on issue requested that the statement on pages 23-25 about item 2(a) be given to all members. Woodside is legally required to circulate the statement to shareholders. However, the Board and Woodside are not responsible for the contents of the statement or for any inaccurate or misleading information contained therein. Board Response The Board is confident that Woodside has a robust strategy that is delivering value for our shareholders today while supporting disciplined investment in new projects to sustain our company into the future. The Board has benefited from the diverse views from shareholders and has incorporated these into its deliberations as it continues to review and evolve Woodside’s strategy. The Board has carefully reviewed its own composition and strongly supports the re-elections of Ms Ann Pickard and Mr Ben Wyatt as well as the first election of Mr Tony O’Neill to the Board. Their skills, expertise and varied length of tenure provide the Board with the balance required to oversee Woodside’s strategy and its implementation, including navigating a complex and increasingly dynamic period for energy markets and policies. The Board has reviewed the statement (Members’ Statement) and notes that it is provided by a group of individuals holding approximately 0.002% of Woodside’s ordinary shares on issue. Woodside firmly disagrees with the conclusions of the Members’ Statement. The Board believes that these conclusions misrepresent Woodside’s disciplined approach to capital allocation, the opportunity for shareholder returns and its comprehensive and transparent approach to analysing and responding to shareholder feedback on climate strategy. Further, Woodside believes that the arguments raised do not justify the disruptive impact of voting against the directors. Each director up for re-election or election brings balanced and diverse skills and experience to the Board. It is not consistent with responsible corporate governance to either individually or collectively oppose the re-election of directors in the form proposed, or for the reasons stated, in the Members’ Statement. Relevant, comprehensive and transparent information This response summarises why the Board advises shareholders to reject the Members’ Statement. In addition to this summary response, the Board also draws shareholders’ attention to other recent disclosures that transparently and comprehensively address the topics raised in the Members’ Statement which should be considered collectively with this response when evaluating the Members’ Statement: • Woodside’s 2024 Full Year results release and presentation • Woodside’s 2024 Annual Report: › Woodside’s Strategy and Capital Management on pages 17-21 › Beaumont New Ammonia on page 35 and 41 › Louisiana LNG on page 38 › 2024 Sustainability Report on pages 44-68 › Board of Directors on pages 90-98 • Woodside’s 2024 Climate Update which supplements the Sustainability Report • A report on climate-related investor engagement Woodside plans to hold a sustainability briefing on Thursday, 3 April 2025 which will be available to all shareholders on webcast and should be taken into consideration when assessing the Members’ Statement. Ms Ann Pickard’s contribution as a director Ann Pickard has more than 30 years’ experience managing and leading oil and gas operations in numerous global jurisdictions. A strategic and innovative leader, Ann has significant expertise and experience in risk management, with a particular commitment to strong safety and sustainability performance. Ann has a long-standing involvement in the international, regulatory and economic response to climate change, having been involved in this topic since the first COP in Berlin in 1995. She has been a strong industry voice for emissions reduction by improved flare and methane management. Ann’s experience and contribution is highly valued by the Board and she has extensive knowledge of Woodside gained during her tenure. Ann provides continuity at a time when Woodside has refreshed its Board membership to ensure the company’s strategic leadership and corporate governance capabilities keep pace with its growing global footprint and broader range of business activities. This includes bringing new energy and decarbonisation expertise onto the Board in response to shareholder feedback. Four of Woodside’s directors have tenures between nine months and two years. At the 2022 AGM, Ann was elected with 98.08% support of votes cast. 20 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURES The Board recommends shareholders vote in favour of the re-election of Ann to the Board. Mr Ben Wyatt’s contribution as a director Ben Wyatt served in the Western Australian Legislative Assembly for 15 years, including four years as Treasurer, and brings extensive public policy, regulatory and international trade experience to the Board. Ben has a keen understanding of the economic and regulatory factors which influence Woodside’s business, and also has significant expertise in community relations and Indigenous Affairs. Ben leverages his significant leadership experience in the public and private sectors to ensure robust and effective decision making on the Audit & Risk Committee. As the Committee’s Chair, he promotes high standards of corporate governance. Since 2021, Ben’s contribution as a Board member and more recently as Chair of Audit & Risk Committee is highly regarded by the Board and his considerable financial and regulatory expertise are valuable additions to the Board. At the 2022 AGM, Ben was elected with 99.74% support of votes cast. The Board recommends shareholders vote in favour of the re-election of Ben to the Board. Mr Tony O’Neill’s contribution as a director Tony O’Neill joined Anglo American in 2013 and retired in 2022 as Group Technical Director. During his career Tony has been involved in many technology ventures and resource industry sustainability initiatives. Tony was appointed to the Board in June 2024. Tony’s broad experience is invaluable as Woodside continues to deliver world-class project execution and operational excellence while building a diverse, value-accretive portfolio of assets. The Board believes Tony brings the skills and experience to support strategic oversight of Woodside’s role in the energy transition, as well as bringing expertise in lower-carbon and innovation strategy. Tony’s international and mining industry experience is also an asset to the Woodside Board. His appointment responds to shareholder feedback to bring more new energy and decarbonisation skills onto the Board. The Board recommends shareholders vote in favour of the election of Tony to the Board. Share price and dividends Since the merger with BHP’s petroleum business in 2022, Woodside has returned more than $9.7 billion to shareholders as dividends.1 Woodside’s total full-year fully franked dividend was 140 US cents per share (cps) in 2023 and 122 US cps in 2024, representing a dividend yield of approximately 7% and 8%, respectively.2 Woodside has maintained its dividend at the top end of its target payout range (being 80% of underlying NPAT). Including the franking credit, the total dividend benefit to Australian shareholders equated to approximately 309 AU cps in 2023, and 267 AU cps in 2024. Due to disciplined financial management and Woodside’s robust balance sheet, the Board has been able to determine these dividends during a time of high capital investment, balancing returns today with sustaining value for the long term. The Board acknowledges that the value the Board sees in the recent acquisitions of Louisiana LNG and Beaumont New Ammonia are not yet reflected in Woodside’s current share price. The Board and its management team are focused on unlocking the value in these investments, including through sell-downs and offtake agreements. Capital allocation and project execution Woodside’s capital allocation framework sets target investment criteria for oil, gas and new energy opportunities. Woodside assesses investment decisions against a wide range of factors including but not limited to climate-related scenarios. Our price assumptions are set with reference to third-party benchmarks, and sensitivity analysis using a range of prices is performed to support any final investment decision. The Board is confident in the scenarios and analysis completed to support the effective allocation of capital. Woodside’s track record of major project execution compares well to industry peers on a safety, cost and schedule basis. This is reinforced by the safe delivery of Sangomar in 2024, which delivered US$950 million sales revenue to Woodside in the first seven months of operation, and excellent progress on the Scarborough and Trion projects. The Board considers Louisiana LNG a competitively advantaged, value accretive opportunity. It is fully permitted, and the lump sum turnkey engineering, procurement and construction (EPC) contract with Bechtel has been secured. This is at a time when many US project developers still have to go through the sequential process of securing long-term LNG offtake and then using that to secure third-party financing, while in parallel re-pricing EPC contracts in inflationary markets. The Board also notes Beaumont New Ammonia meets Woodside’s capital allocation framework, is targeted to commence generating cash flow later this year and also contributes to Woodside’s Scope 3 investment and abatement targets. Leveraging Woodside’s operational and project delivery excellence, and proven ability to attract strategic equity partners and secure customer offtake for its major projects, the Board is confident both these investments will generate long-term shareholder value. 1. Including the 2024 final dividend paid on 2 April 2025. 2. Based on share price at 31 December 2023 and 2024. 2025 NOTICE OF ANNUAL GENERAL MEETING 21

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURES Prioritising sustained capital returns Aligned with our Capital Management Framework, Woodside assesses special dividends, share buy-backs and future investment and allocates capital to where we believe is the most value accretive for our shareholders. Investing in new projects is the means of delivering sustained value creation into the future – just as our previous investments in projects such as Pluto and Sangomar are returning value today. The transformative decisions taken by the Board in recent years are a down-payment on future value-accretive growth and shareholder returns, with an expected four to five percent compound annual growth rate for Woodside portfolio sales from 2024 to 2030.3 Woodside expects to generate strong free cash flow from 2027 following Scarborough’s first LNG cargo, targeted in 2026, and substantial free cash flow generation from 2030. This creates more options to reward our shareholders on top of our established track record of dividend distributions. Climate strategy and investor feedback The Board is responsible for creating and returning shareholder value. It does this by seeking to address investor expectations for returns and in its commitment to ensure that Woodside conducts its business sustainably. Woodside does this by managing impact on people, communities and the environments in which it operates, as well as mitigating the risks of climate change to Woodside’s business. Since the 2024 AGM, Woodside has continued its engagement with investors on climate strategy. It has increased the transparency of this engagement by publishing at woodside.com/investors/reports-investor-briefings its analysis of the topics raised, the diverse views on how best to address them, and explaining how Woodside has elected to respond. In this document Woodside transparently reported the results of votes cast at recent AGMs, as well as the data on votes cast as a proportion of issued share capital. This reflects both the seriousness with which the Board receives the voting results, as well as its responsibility to manage the company in the interests of shareholders irrespective of whether, or how, they participate in AGM voting. The Board and management team have held more than 250 meetings with investors on climate-related matters in 2024. Although there is a diverse and sometimes conflicting range of views on climate strategy, three key themes dominated the investor feedback that Woodside received about its 2023 Climate Transition Action Plan (CTAP). Tailored information has been updated in Woodside’s 2024 disclosures to address these three themes, which are: 1. Expectations of future demand for natural gas, how it aligns to potential efforts to address climate change and the goals of the Paris Agreement, and why we believe that Woodside’s projects will be competitive to supply into this demand. In response to investor requests, Woodside provided the following information in its 2024 Climate Update (pages 6-7): • Why countries, especially in its target markets in Asia, expect to use natural gas as part of their plans to meet energy security and emissions goals – including to limit or displace coal use which continues to drive global emissions growth. • The cost competitiveness of the Scarborough Energy Project for delivery of LNG to Japan. • The status of Woodside’s LNG contracting to demonstrate demand for Woodside’s projects. The sale of 25.1% of Scarborough equity to Japanese LNG buyers is additional evidence of confidence in demand for Scarborough gas. In addition, customers in Asia made long-term contractual commitments to Woodside LNG offtake – with more than 24 million tonnes contracted in just over the past year—providing further evidence of the resilience of demand.4,5,6,7 2. Scope 1 and 2 emissions, including how Woodside is working to reduce emissions at its facilities, the relative scale of offsets used, and whether Woodside will set a new post-2030 target. In its 2024 Climate Update (pages 4 and 9), Woodside provided more information about: • The technologies that are included in asset decarbonisation plans and their potential scale. • Its strong performance relative to industry benchmarks. This strong relative performance arises from underlying asset quality as well as a sustained focus on asset decarbonisation over time, and it provides context and proportion to the scale of offset use. In support of this, the 2024 Full-Year Results presentation (slide 22) disclosed that in 2024, Woodside implemented or sanctioned projects during the year that are expected to achieve 3.1 Mt CO -e of emissions reductions.8 2 In the Annual Report (page 55), Woodside provided information about its expectations for guidance from national governments on post-2030 targets to emerge during 2025, and for this to inform further Board consideration during the year. 3. Portfolio sales in 2030 is indicative only, not guidance. Assumes currently sanctioned projects being delivered in accordance with their current project schedules and Woodside share at current equity levels. Assumes Woodside Louisiana LNG at nominal 50% equity and includes foundation development coming online nominally in late 2020s, not guidance. 4. See announcement titled “Woodside and Kogas sign agreement for long-term LNG supply”: https://www.woodside.com/docs/default-source/media-releases/woodside-and-kogas-sign-agreement-for-long-term-lng-supply.pdf?sfvrsn=dfc9ef5b_9 5. See announcement titled “Woodside and CPC sign agreement for long-term LNG supply”: https://www.woodside.com/docs/default-source/about-us-documents/woodside-and-cpc-sign-agreement-for-long-term-lng-supply.pdf?sfvrsn=667cd731_1 6. See announcement titled “Woodside and JERA sign agreement for long-term LNG supply”: https://www.woodside.com/docs/default-source/media-releases/woodside-and-jera-sign-agreement-for-long-term-lng-supply.pdf?sfvrsn=1e6b022f_1 7. See announcement titled “Woodside and China Resources agree long-term LNG supply” https://www.woodside.com/docs/default-source/media-releases/2025/woodside-and-china-resources-agree-long-term-lng-supply.pdf?sfvrsn=c392ba45_1 8. Potential impact of opportunities implemented or sanctioned. Greenhouse gas quantities are estimated using engineering judgement by Woodside engineers 22 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURES

3. Scope 3 emissions, and the pace at which Woodside can profitably develop new products and services, for which it has set both an investment and an abatement target.

- At the end of 2023, US$335 million had been spent against the Scope 3 investment target. In 2024, the US$2.35 billion acquisition of Beaumont New Ammonia made a material contribution to the target.
- As a result, Woodside has now achieved around half of its US$5 billion target for investment in new energy products and lower-carbon services by 2030.[9]
- Phase 1 of Beaumont New Ammonia Project also has the potential to contribute up to 1.6 Mtpa of CO_2-e abatement towards the abatement target.[10]

9. Cumulative spend against the investment target at the end of 2024 includes 80% of the total $2,350 million for the Beaumont New Ammonia Project acquisition. The remaining 20% will be paid at Project completion.
10. Scope 3 emissions abatement capacity of 1.6 Mtpa CO2 -e assumes supply of carbon abated hydrogen and operational CCS. Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case.

Members' Statement

Members' statement for resolution relating to the re-election of Ann Pickard (971 words inc footnotes)

Last year's 58% vote against Woodside's Climate Transition Action Plan (CTAP) is the world's only majority vote against a company climate plan. In response, the Board has not altered its strategy. This is a repetition of Woodside's persistent failure to respond to material shareholder votes around climate risk management. In addition, Woodside has significantly and chronically underperformed relative to the local market and the global oil and gas sector. Downplaying strong investor feedback and persisting with a flawed strategy raises serious governance concerns.

Woodside's directors share collective responsibility for the company's failings. As Sustainability Committee chair since 2017, having oversight of climate plans which have received successive record-breaking votes against, Ann Pickard bears additional responsibility. A vote against her re-election is warranted.

Chronic share price underperformance

Woodside's total shareholder return (TSR) in 2024 was -21%[1, (US$ basis)]. This continues a trend of material long term underperformance: over a 15-year period it delivered just 0.7% p.a. TSR. Woodside's TSR also benchmarks poorly. Over five, ten and 15 years respectively, its absolute TSR was 40%, 86% and 168% lower than the ASX100. Whilst the Ukraine war did trigger stronger returns, Woodside still lags its sector: over one, three, five, ten and 15 years respectively, it delivered returns 24%, 20%, 55%, 43% and 83% lower than the MSCI Global Energy index.


Woodside has consistently underperformed against benchmark indices[1]
25%
0%
-25%
1 year
3 year
5 year
10 year
15 year
Woodside
ASX100
MSCI World
MSCI World Energy

Flawed capital allocation strategy

Despite lacklustre returns, Woodside persists with a hydrocarbon growth strategy, progressing marginal projects abetted by a flawed capital allocation framework.

Woodside has a higher oil price assumption than many of its peers including BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Equinor, Shell and TotalEnergies.[2] This year Woodside increased it by a further 7%.

[1] TSR values calculated on a US$ basis for year(s) ended 31 December 2024. Bloomberg Finance LP, Used with permission of Bloomberg Finance LP. Raw data available at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf
[2] Raw data and references at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf

2025 NOTICE OF ANNUAL GENERAL MEETING 23

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURE

Members' Statement


Woodside's oil price assumption is higher than all of the supermajors[2]
Implied 2030 Brent price (nominal $/bbl)
90
80
70
Woodside
Shell
TotalEnergies
Eni
Equinor
BP
ConocoPhillips
Exxon
WDS 2025 increase
WDS 2024 price
Peer price

Assuming higher revenue without higher hurdle rates risks Woodside sanctioning marginal projects, which would not meet some peers' minimum return thresholds. For example, ACCR analysis suggested most peers (with disclosed hurdle rates or Return on Capital Employed targets) would not have invested in Trion due to either lower oil price assumptions, or higher hurdle rates.[3]

Woodside has increased its exposure to high-cost, pre-FID assets. When Woodside acquired Louisiana LNG in 2024, its business case appeared weak – higher cost than 76% of other US LNG projects[4], relying on operating the asset more effectively than the previous owner could, and a cross-subsidy from trading revenue.[5]

Woodside is persevering with Browse which is more expensive than 70% of other pre-FID gas projects globally.[6] Woodside spent over $800m[7] on the project from 2010-16, after which it stopped separately disclosing the project's costs. This means that Browse has cost more than double KPMG's independent valuation in 2022.[8] Shell divested its stake in 2023, because "in comparison with some of the other opportunities [Shell] had… it did not rank from a returns perspective. It was also disadvantaged from a carbon perspective."[9]

Woodside's poor record of project execution further raises risks associated with sanctioning new oil and gas projects. Its last completed major greenfields projects, Pluto[10] and Sangomar,[11] were both late and over-budget.

The Board's capital allocation framework supports hydrocarbon production growth, which in recent years has included high-cost, high-carbon, low-value projects that have contributed to Woodside's financial underperformance.

Failure to prioritise capital returns

ACCR research[12] indicates that prior to the FY24 acquisitions, share buy-backs would generate an estimated 22% more value than executing Woodside's pre-FID projects.

---

[3] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 19-20
[4] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p15
[5] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02830204-6A1216709&v=4015c7b87631faf94ecd96975272ff9ad5cb14c3, p8
[6] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p6
[7] 2010-2012: https://announcements.asx.com.au/asxpdf/20100902/pdf/31s942mnc6b4db.pdf. 2012-2016: Woodside annual reports.
[8] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02508781-6A1086006?access_token=83ff96335c2d45a094df02a206a39ff4, p109
[9] Shell CEO. Cited in https://www.smh.com.au/business/companies/poor-returns-high-co2-forced-shell-s-hand-on-woodside-s-browse-lng-20230524-p5daru.html
[10] https://www.accr.org.au/downloads/accr_lnggrowthwave_271123.pdf, p7
[11] https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf, p13
[12] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 30-31

24 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURE Members’ Statement Some peers have recently adjusted their capital allocation frameworks to increase shareholder returns, including Santos, which has reduced its production guidance and is implementing a “capital ceiling”.13 Since the BHP Petroleum merger in 2022, Woodside has doubled its capex and halved its dividend.14 The Board has not materially responded to escalating investor feedback including the 58% vote against its climate plan in 2024 Woodside’s first climate plan in 2021 was voted against by 49% of investors; in 2024, this rose to 58% against. From 2021-2025, Woodside added disclosures but has not substantively addressed investors’ climate concerns, including: • no scope 3 reduction target – in fact, the company’s scope 3 emissions would increase by 27% if Louisiana LNG reaches FID.15 • an overreliance on obsets to meet scope 1 targets – because Woodside’s scope 1 and 2 emissions were higher in 2024 than its baseline, all of its reductions in 2024 were due to obsets.16 • allocating more than 80% of capex to fossil fuel projects since setting a “new energy” capex target in 2021.17 Despite the majority vote against its CTAP and five years of escalating feedback, the Board’s response has largely been to restate the existing strategy and hold more engagements with investors. Woodside still has no credible plan to become Paris-aligned and its CTAP does not have market support. Because of the Board’s ongoing failure to manage climate risk and Woodside’s chronically poor shareholder returns, a vote against all directors is warranted. 13 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02882248-2A1562754, p35 14 ACCR analysis of Woodside’s 2022 and 2024 Annual Reports and Q4 2024 report. 15 Relative to Woodside’s 2024 emissions. Assuming FID of trains 1-3 and 50% sell down. Emissions from all trains with no sell down would reflect a 91% increase. 16 ACCR analysis of https://www.woodside.com/sustainability/sustainability-databook/climate-data-table and https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5 17 ACCR analysis of https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/annual-report-2024.pdf?sfvrsn=b48b241c_2, p260; https://announcements.asx.com.au/asxpdf/20250122/pdf/06dqxj5681qm8n.pdf, p15; https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5, p3 2025 NOTICE OF ANNUAL GENERAL MEETING 25

7

Annexure B

Statements pursuant to section 249P of the Corporations Act

Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.002% of Woodside's ordinary shares on issue requested that the statement on pages 26-28 about item 2(b) be given to all members.

Woodside is legally required to circulate the statement to shareholders. However, the Board and Woodside are not responsible for the contents of the statement or for any inaccurate or misleading information contained therein.

Board Response

The Board firmly disagrees with the conclusions of the Members' Statement below. Please see the detailed Board response to the Members' Statements provided in Annexure A.

Members' Statement

Members' statement for resolution relating to the re-election of Ben Wyatt (984 words inc footnotes)

Last year's 58% vote against Woodside's Climate Transition Action Plan (CTAP) is the world's only majority vote against a company climate plan. In response, the Board has not altered its strategy. This is a repetition of Woodside's persistent failure to respond to material shareholder votes around climate risk management. In addition, Woodside has significantly and chronically underperformed relative to the local market and the global oil and gas sector. Downplaying strong investor feedback and persisting with a flawed strategy raises serious governance concerns.

Woodside's directors share collective responsibility for the company's failings. Having sat on the Sustainability Committee for two years until December 2023, Ben Wyatt shares responsibility for the climate plan. As current chair of the Audit and Risk Committee his responsibilities include oversight of climate risk. A vote against his re-election is warranted.

Chronic share price underperformance

Woodside's total shareholder return (TSR) in 2024 was -21%[1, (US$ basis)]. This continues a trend of material long term underperformance: over a 15-year period it delivered just 0.7% p.a. TSR. Woodside's TSR also benchmarks poorly. Over five, ten and 15 years respectively, its absolute TSR was 40%, 86% and 168% lower than the ASX100. Whilst the Ukraine war did trigger stronger returns, Woodside still lags its sector: over one, three, five, ten and 15 years respectively, it delivered returns 24%, 20%, 55%, 43% and 83% lower than the MSCI Global Energy index.


Woodside has consistently underperformed against benchmark indices[1]
25%
0%
-25%
1 year
3 year
5 year
10 year
15 year
Woodside
ASX100
MSCI World
MSCI World Energy

[1] TSR values calculated on a US$ basis for year(s) ended 31 December 2024. Bloomberg Finance LP, Used with permission of Bloomberg Finance LP. Raw data available at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf

26 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURE

Members' Statement

Flawed capital allocation strategy

Despite lacklustre returns, Woodside persists with a hydrocarbon growth strategy, progressing marginal projects abetted by a flawed capital allocation framework.

Woodside has a higher oil price assumption than many of its peers including BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Equinor, Shell and TotalEnergies.[2] This year Woodside increased it by a further 7%.


Woodside's oil price assumption is higher than all of the supermajors²
Implied 2030 Brent price (nominal $/bbl)
90
80
70
Woodside
Shell
TotalEnergies
Eni
Equinor
BP
ConocoPhillips
Exxon
WDS 2025 increase
WDS 2024 price
Peer price

Assuming higher revenue without higher hurdle rates risks Woodside sanctioning marginal projects, which would not meet some peers' minimum return thresholds. For example, ACCR analysis suggested most peers (with disclosed hurdle rates or Return on Capital Employed targets) would not have invested in Trion due to either lower oil price assumptions, or higher hurdle rates.[3]

Woodside has increased its exposure to high-cost, pre-FID assets. When Woodside acquired Louisiana LNG in 2024, its business case appeared weak – higher cost than 76% of other US LNG projects[4], relying on operating the asset more effectively than the previous owner could, and a cross-subsidy from trading revenue.[5]

Woodside is persevering with Browse which is more expensive than 70% of other pre-FID gas projects globally.[6] Woodside spent over $800m[7] on the project from 2010-16, after which it stopped separately disclosing the project's costs. This means that Browse has cost more than double KPMG's independent valuation in 2022.[8] Shell divested its stake in 2023, because "in comparison with some of the other opportunities [Shell] had… it did not rank from a returns perspective. It was also disadvantaged from a carbon perspective."[9]

Woodside's poor record of project execution further raises risks associated with sanctioning new oil and gas projects. Its last completed major greenfields projects, Pluto[10] and Sangomar,[11] were both late and over-budget.

The Board's capital allocation framework supports hydrocarbon production growth, which in recent years has included high-cost, high-carbon, low-value projects that have contributed to Woodside's financial underperformance.

---

[2] Raw data and references at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf
[3] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 19-20
[4] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p15
[5] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02830204-6A1216709&v=4015c7b87631faf94ecd96975272ff9ad5cb14c3, p8
[6] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p6
[7] 2010-2012: https://announcements.asx.com.au/asxpdf/20100902/pdf/31s942mnc6b4db.pdf. 2012-2016: Woodside annual reports.
[8] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02508781-6A1086006?access_token=83ff96335c2d45a094df02a206a39ff4, p109
[9] Shell CEO. Cited in https://www.smh.com.au/business/companies/poor-returns-high-co2-forced-shell-s-hand-on-woodside-s-browse-lng-20230524-p5daru.html
[10] https://www.accr.org.au/downloads/accr_lnggrowthwave_271123.pdf, p7
[11] https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf, p13

2025 NOTICE OF ANNUAL GENERAL MEETING 27

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURE Members’ Statement Failure to prioritise capital returns ACCR research12 indicates that prior to the FY24 acquisitions, share buy-backs would generate an estimated 22% more value than executing Woodside’s pre-FID projects. Some peers have recently adjusted their capital allocation frameworks to increase shareholder returns, including Santos, which has reduced its production guidance and is implementing a “capital ceiling”.13 Since the BHP Petroleum merger in 2022, Woodside has doubled its capex and halved its dividend.14 The Board has not materially responded to escalating investor feedback including the 58% vote against its climate plan in 2024 Woodside’s first climate plan in 2021 was voted against by 49% of investors; in 2024, this rose to 58% against. From 2021-2025, Woodside added disclosures but has not substantively addressed investors’ climate concerns, including: • no scope 3 reduction target – in fact, the company’s scope 3 emissions would increase by 27% if Louisiana LNG reaches FID.15 • an overreliance on obsets to meet scope 1 targets – because Woodside’s scope 1 and 2 emissions were higher in 2024 than its baseline, all of its reductions in 2024 were due to obsets.16 • allocating more than 80% of capex to fossil fuel projects since setting a “new energy” capex target in 2021.17 Despite the majority vote against its CTAP and five years of escalating feedback, the Board’s response has largely been to restate the existing strategy and hold more engagements with investors. Woodside still has no credible plan to become Paris-aligned and its CTAP does not have market support. Because of the Board’s ongoing failure to manage climate risk and Woodside’s chronically poor shareholder returns, a vote against all directors is warranted. 12 https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 30-31 13 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02882248-2A1562754, p35 14 ACCR analysis of Woodside’s 2022 and 2024 Annual Reports and Q4 2024 report. 15 Relative to Woodside’s 2024 emissions. Assuming FID of trains 1-3 and 50% sell down. Emissions from all trains with no sell down would reflect a 91% increase. 16 ACCR analysis of https://www.woodside.com/sustainability/sustainability-databook/climate-data-table and https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5 17 ACCR analysis of https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/annual-report-2024.pdf?sfvrsn=b48b241c_2, p260; https://announcements.asx.com.au/asxpdf/20250122/pdf/06dqxj5681qm8n.pdf, p15; https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5, p3 28 WOODSIDE ENERGY GROUP LTD

7

Annexure C

Statements pursuant to section 249P of the Corporations Act

Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.002% of Woodside's ordinary shares on issue requested that the statement on pages 29-31 about item 2(c) be given to all members.

Woodside is legally required to circulate the statement to shareholders. However, the Board and Woodside are not responsible for the contents of the statement or for any inaccurate or misleading information contained therein.

Board Response

The Board firmly disagrees with the conclusions of the Members' Statement below. Please see the detailed Board response to the Members' Statements provided in Annexure A.

Members' Statement

Members' statement for resolution relating to the election of Anthony O'Neill (978 words inc footnotes)

Last year's 58% vote against Woodside's Climate Transition Action Plan (CTAP) is the world's only majority vote against a company climate plan. In response, the Board has not altered its strategy. This is a repetition of Woodside's persistent failure to respond to material shareholder votes around climate risk management. In addition, Woodside has significantly and chronically underperformed relative to the local market and the global oil and gas sector. Downplaying strong investor feedback and persisting with a flawed strategy raises serious governance concerns.

Woodside's directors share collective responsibility for the company's failings. Tony O'Neill has sat on the Sustainability Committee since his appointment in June 2024, and therefore shares responsibility for the Board's response to the majority vote against the climate plan. A vote against his election is warranted.

Chronic share price underperformance

Woodside's total shareholder return (TSR) in 2024 was -21%[1, (US$ basis)]. This continues a trend of material long term underperformance: over a 15-year period it delivered just 0.7% p.a. TSR. Woodside's TSR also benchmarks poorly. Over five, ten and 15 years respectively, its absolute TSR was 40%, 86% and 168% lower than the ASX100. Whilst the Ukraine war did trigger stronger returns, Woodside still lags its sector: over one, three, five, ten and 15 years respectively, it delivered returns 24%, 20%, 55%, 43% and 83% lower than the MSCI Global Energy index.

Woodside has consistently underperformed against benchmark indices[1]


25%
0%
-25%
1 year
3 year
5 year
10 year
15 year
Woodside
ASX100
MSCI World
MSCI World Energy

[1] TSR values calculated on a US$ basis for year(s) ended 31 December 2024. Bloomberg Finance LP, Used with permission of Bloomberg Finance LP. Raw data available at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf

2025 NOTICE OF ANNUAL GENERAL MEETING 29

NOTICE OF AGM | ITEMS OF BUSINESS | EXPLANATORY NOTES | NOTES RELATING TO VOTING AND ATTENDANCE | LOCATION OF AGM | ANNEXURE

Members' Statement

Flawed capital allocation strategy

Despite lacklustre returns, Woodside persists with a hydrocarbon growth strategy, progressing marginal projects abetted by a flawed capital allocation framework.

Woodside has a higher oil price assumption than many of its peers including BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Equinor, Shell and TotalEnergies.[2] This year Woodside increased it by a further 7%.


Woodside's oil price assumption is higher than all of the supermajors²
Implied 2030 Brent price (nominal $/bbl)
90
80
70
Woodside
Shell
TotalEnergies
Eni
Equinor
BP
ConocoPhillips
Exxon
WDS 2025 increase
WDS 2024 price
Peer price

Assuming higher revenue without higher hurdle rates risks Woodside sanctioning marginal projects, which would not meet some peers' minimum return thresholds. For example, ACCR analysis suggested most peers (with disclosed hurdle rates or Return on Capital Employed targets) would not have invested in Trion due to either lower oil price assumptions, or higher hurdle rates.[3]

Woodside has increased its exposure to high-cost, pre-FID assets. When Woodside acquired Louisiana LNG in 2024, its business case appeared weak – higher cost than 76% of other US LNG projects[4], relying on operating the asset more effectively than the previous owner could, and a cross-subsidy from trading revenue.[5]

Woodside is persevering with Browse which is more expensive than 70% of other pre-FID gas projects globally.[6] Woodside spent over $800m[7] on the project from 2010-16, after which it stopped separately disclosing the project's costs. This means that Browse has cost more than double KPMG's independent valuation in 2022.[8] Shell divested its stake in 2023, because "in comparison with some of the other opportunities [Shell] had… it did not rank from a returns perspective. It was also disadvantaged from a carbon perspective."[9]

Woodside's poor record of project execution further raises risks associated with sanctioning new oil and gas projects. Its last completed major greenfields projects, Pluto[10] and Sangomar,[11] were both late and over-budget.

The Board's capital allocation framework supports hydrocarbon production growth, which in recent years has included high-cost, high-carbon, low-value projects that have contributed to Woodside's financial underperformance.

---

[2] Raw data and references at https://www.accr.org.au/downloads/wds-analysis%C2%A0update-2025.pdf
[3] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 19-20
[4] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p15
[5] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02830204-6A1216709&v=4015c7b87631faf94ecd96975272ff9ad5cb14c3, p8
[6] https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, p6
[7] 2010-2012: https://announcements.asx.com.au/asxpdf/20100902/pdf/31s942mnc6b4db.pdf. 2012-2016: Woodside annual reports.
[8] https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02508781-6A1086006?access_token=83ff96335c2d45a094df02a206a39ff4, p109
[9] Shell CEO. Cited in https://www.smh.com.au/business/companies/poor-returns-high-co2-forced-shell-s-hand-on-woodside-s-browse-lng-20230524-p5daru.html
[10] https://www.accr.org.au/downloads/accr_lnggrowthwave_271123.pdf, p7
[11] https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf, p13

30 WOODSIDE ENERGY GROUP LTD

NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE LOCATION OF AGM ANNEXURE Members’ Statement Failure to prioritise capital returns ACCR research12 indicates that prior to the FY24 acquisitions, share buy-backs would generate an estimated 22% more value than executing Woodside’s pre-FID projects. Some peers have recently adjusted their capital allocation frameworks to increase shareholder returns, including Santos, which has reduced its production guidance and is implementing a “capital ceiling”.13 Since the BHP Petroleum merger in 2022, Woodside has doubled its capex and halved its dividend.14 The Board has not materially responded to escalating investor feedback including the 58% vote against its climate plan in 2024 Woodside’s first climate plan in 2021 was voted against by 49% of investors; in 2024, this rose to 58% against. From 2021-2025, Woodside added disclosures but has not substantively addressed investors’ climate concerns, including: • no scope 3 reduction target – in fact, the company’s scope 3 emissions would increase by 27% if Louisiana LNG reaches FID.15 • an overreliance on obsets to meet scope 1 targets – because Woodside’s scope 1 and 2 emissions were higher in 2024 than its baseline, all of its reductions in 2024 were due to obsets.16 • allocating more than 80% of capex to fossil fuel projects since setting a “new energy” capex target in 2021.17 Despite the majority vote against its CTAP and five years of escalating feedback, the Board’s response has largely been to restate the existing strategy and hold more engagements with investors. Woodside still has no credible plan to become Paris-aligned and its CTAP does not have market support. Because of the Board’s ongoing failure to manage climate risk and Woodside’s chronically poor shareholder returns, a vote against all directors is warranted. 12 https://www.accr.org.au/downloads/whats-next-for-woodside_01082024.pdf, pp 30-31 13 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02882248-2A1562754, p35 14 ACCR analysis of Woodside’s 2022 and 2024 Annual Reports and Q4 2024 report. 15 Relative to Woodside’s 2024 emissions. Assuming FID of trains 1-3 and 50% sell down. Emissions from all trains with no sell down would reflect a 91% increase. 16 ACCR analysis of https://www.woodside.com/sustainability/sustainability-databook/climate-data-table and https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5 17 ACCR analysis of https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/annual-report-2024.pdf?sfvrsn=b48b241c_2, p260; https://announcements.asx.com.au/asxpdf/20250122/pdf/06dqxj5681qm8n.pdf, p15; https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/climate-update-2024.pdf?sfvrsn=6fd6a2bd_5, p3 2025 NOTICE OF ANNUAL GENERAL MEETING 31

Reports and Investor Briefings

For more information about Woodside, please see our reports and briefings including the:

- Annual Report 2024
- Full-year 2024 Results and Briefing
- Climate Update 2024
- Report on Climate-related Investor Engagement

at woodside.com/investors/reports-investor-briefings

Keep checking the facts

Get information about Woodside's key business activities, including its climate approach, its projects, Australian cultural heritage management, Woodside's tax contribution and more at: woodside.com/media-centre/woodside-energy-fact-checker



Woodside is proud of the contribution we make in the communities where we are active and the markets we supply

"We are in an exciting period for Woodside, as we expand and evolve our business to continue providing reliable, affordable and lower-carbon energy through the energy transition."

Ann Pickard
Chair of the Sustainability Committee

Check our latest news

@woodsideenergy
@woodsideenergy
Woodside Energy
Woodside Energy

Head Office
Woodside Energy Group Ltd
Mia Yellagonga
11 Mount Street
Perth WA 6000

Postal Address
GPO Box D188
Perth WA 6840
Australia

T +61 8 9348 4000
E companyinfo@woodside.com

Woodside Energy Group Ltd
ABN 55 004 898 962
woodside.com

Woodside Energy

Lodge your vote:

Online:
www.investorvote.com.au

For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

By Fax:
1800 783 447 (within Australia)
+61 3 9473 2555 (outside Australia)

For all enquiries call:
(within Australia) 1300 558 507
(outside Australia) +61 3 9415 4632

VOTING FORM

XX

VOTE AND VIEW THE ANNUAL REPORT ONLINE

Go to www.investorvote.com.au or scan the QR Code with your mobile device.
Follow the instructions on the secure website to vote.

YOUR ACCESS INFORMATION THAT YOU WILL NEED TO VOTE:

Control Number: 184671

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10:00am (AWST) on Tuesday, 6 May 2025

How to Vote on Items of Business

Vote Directly - Mark Section A of Step 1

Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each Item of business in Step 2. Your direct vote will be invalid on an Item if you do not mark any box or you mark more than one box for that Item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appoint a Proxy - Mark Section B of Step 1

If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Section B of Step 1. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chair of the Meeting, please write the name of that person in Section B of Step 1. If you leave the box in Section B of Step 1 blank or your named proxy does not attend the Meeting or does not vote on a poll in accordance with your directions, the Chair of the Meeting will be your proxy. The Chair of the Meeting will vote any available undirected proxies in accordance with the Board recommendations set out on the next page.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each Item of business in Step 2. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an Item your vote will be invalid on that Item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of Woodside Energy Group Ltd.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting in Person

You may bring this form to the Meeting to assist registration. If a representative of a corporate securityholder or proxy is to attend the Meeting in person you will need to provide the appropriate "Appointment of Corporate Representative" prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Proxy voting by KMP in relation to Items 3 and 4

The key management personnel (KMP) of the Company and their closely related parties will not be able to vote as your proxy on Items 3 and 4 unless you tell them how to vote, or the Chair of the Meeting is your proxy. If you appoint the Chair of the Meeting as your proxy or the Chair of the Meeting is appointed as your proxy by default, but you do not mark a voting box for Items 3 or 4, you will be taken to have expressly authorised the Chair of the Meeting to exercise the proxy in respect of the relevant Item as the Chair decides, even though it is connected with the remuneration of the KMP.

GO ONLINE TO VOTE,
or turn over to complete the form →

315131_01_V8

Woodside Energy Group Ltd ABN 55 004 898 962

Samples/000001/000001

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Please mark ☒ to indicate your directions

VOTING FORM

XX

STEP 1 INDICATE HOW YOUR VOTE WILL BE CAST *Select one option only*

At the Annual General Meeting of Woodside Energy Group Ltd to be held at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia and online at https://meetings.lumiconnect.com/300-261-170-058 on Thursday, 8 May 2025 at 10:00am (AWST) and at any adjournment or postponement of that meeting ("Meeting"), I/We being member/s of Woodside Energy Group Ltd direct the following:

A. Vote Directly

☐ Record my/our votes in accordance with the directions in Step 2 below.

PLEASE NOTE: You must mark FOR, AGAINST, or ABSTAIN on the Item for a valid direct vote to be recorded.

OR

B. Appoint a Proxy To Vote on Your Behalf

I/We appoint

☐ **the Chair of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit, to the extent permitted by law).

Chair authorised to exercise undirected proxies on remuneration related resolutions (Items 3 and 4): Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), and I/we have not directed the proxy how to vote on Items 3 or 4 in Step 2 below, by completing and submitting this form I/we expressly authorise the Chair of the Meeting to exercise my/our proxy on the relevant Item even though it is connected with the remuneration of key management personnel of the Company.

The Chair of the Meeting intends to vote undirected proxies **in favour** of Items 2(a) to 5 inclusive.
In exceptional circumstances, the Chair of the Meeting may change their voting intention on any resolution, in which case stock exchange announcements will be made.

PLEASE NOTE: If you do not select an option under Step 1 of this Voting Form (direct voting or proxy appointment), or you select both options, then by completing and submitting this form, you will be taken to have appointed the Chair of the Meeting as a proxy to vote on your behalf.

STEP 2 ITEMS OF BUSINESS

The Board recommends shareholders vote FOR Items 2(a) to 5 inclusive.		Board Recommendation	FOR	AGAINST	ABSTAIN
Item 2(a)	To re-elect Ms Ann Pickard as a director	FOR	☐	☐	☐
Item 2(b)	To re-elect Mr Ben Wyatt as a director	FOR	☐	☐	☐
Item 2(c)	To elect Mr Tony O'Neill as a director	FOR	☐	☐	☐
Item 3	Remuneration Report (non-binding advisory vote)	FOR	☐	☐	☐
Item 4	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	FOR	☐	☐	☐
Item 5	Renewal of Proportional Takeovers provision	FOR	☐	☐	☐

PLEASE NOTE: If you have appointed a proxy and mark the **Abstain** box for an Item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date ___ / ___ / ___

315131_01_V8

WDS 315131A

Computershare

*I00000101* Control Number: 184671 Dear Shareholder The Annual General Meeting (AGM) of Woodside Energy Group Ltd will be held at 10.00am (AWST) on Thursday, 8 May 2025. Shareholders are invited to attend the AGM at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia or online at https://meetings.lumiconnect.com/300-261-170-058. The Notice of Meeting can be viewed and downloaded at https://www.woodside.com/media-centre/ announcements. The Notice of Meeting includes information on participating in the AGM and the business to be considered at the AGM. You can request a hard copy of the Notice of Meeting or Voting Form by contacting Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia). Shareholders should monitor the Woodside website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the AGM. If you are unable to attend the AGM, you may vote directly or appoint a proxy to attend and vote on your behalf via www.investorvote.com.au or by following the instructions on the Voting Form. Direct votes and proxy appointments must be received by 10.00am (AWST) on Tuesday, 6 May 2025. Even if you plan to attend the AGM in person, we encourage you to submit a direct vote or directed proxy vote so that your vote will be counted if for any reason you cannot attend. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the AGM. Damien Gare Vice President and Group Company Secretary _ V4 _ 02 315131 Samples/000001/000002